SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 30, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.
Corporate Taxpayer Registry: 76.535.764/0001 -43
Board of Trade 53 3 0000622-9
PUBLICLY HELD COMPANY

NOTICE TO SHAREHOLDERS

BRASIL TELECOM S.A. (“Brasil Telecom” or “Company”), in compliance with article 157 of Law 6.404/76, and under the terms of CVM Rule 358/02, informs its Shareholders and the market in general the following:

Right after the closing of Brasil Telecom’s Extraordinary General Shareholders’ Meeting, held on this date, the new effective members of the Board of Directors deliberated on the replacement of Mrs. Carla Cico from the positions of Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, and appointed Messrs. Ricardo Knoepfelmacher, to the position of Chief Executive Officer, Charles Laganá Putz to the position of Chief Financial Officer and Investor Relations Officer, and Luiz Francisco Tenório Perrone to the position of Human Resources Officer and Francisco Aurélio Sampaio Santiago to the position of Network Officer.

Brasília, September 30, 2005.

Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer